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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F  X        Form 40-F
                                -----               -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes                  No  X
                               -----               -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                  No  X
                                -----               -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                  No  X
                                -----               -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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             Endesa Gas Will Invest Euro 17.6 Million in
        the Construction of the New Gas Pipeline Segovia-Avila

    NEW YORK--(BUSINESS WIRE)--Jan. 15, 2004--Endesa's (NYSE:ELE) subsidiary, Endesa Gas has obtained the authorization for construction of the gas pipeline Segovia-Otero de los Herreros-Avila. The pipeline will have a length of 67.7 km and will require an investment of Euro
17.6 million.
    This will allow the Endesa Gas distribution subsidiary Distribuidora Regional de Gas SA, which already serves gas in the area of Castilla Leon, to widen its market by supplying new customers in other towns of Avila and Segovia.
    This infrastructure, which will be operative before 2005, is included in the "Electricity and Gas Sectors Planning" approved on September 13th 2002 with the objective of making natural gas available to all regions within 2002-2011.
    Currently, Endesa Gas manages in Castilla Leon the pipeline tranches of Boecillo-Olmedo and Olmendo-Medina del Campo for primary distribution, totaling 45 km-length. It is also constructing in this area the first stage of the pipeline for secondary distribution Mojados-Pedrajas de San Esteban-Iscar-Cuellar.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212-750-7200 or visit http://www.endesa.es.


    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: January 15th, 2003                        By: /s/ David Raya
                                                     ---------------------------
                                               Name: David Raya
                                              Title: Manager of North America
                                                     Investor Relations